UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

THIRD AMENDED AND RESTATED APPLICATION PURSUANT TO
SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN
DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

In the Matter of
FOLIOMETRIX, LLC
and
STARBOARD INVESTMENT TRUST

Please direct all written or oral communications concerning this Application to:

Terrence Davis, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001

November 26, 2014

This Application (including exhibits) consists of 38 pages.
 The exhibit index appears on page 32.
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UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

IN THE MATTER OF FOLIOMETRIX, LLC 821 Pacific Street Omaha, NE 68108 and STARBOARD INVESTMENT TRUST 116 South Franklin Street Rocky Mount, NC 27804 Investment Company Act of 1940 File No. 812-14170	: : : : : : : : : : : : : :
THIRD AMENDED AND RESTATED
APPLICATION PURSUANT TO
SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 FOR AN ORDER
OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER
THE ACT AND FROM CERTAIN
DISCLOSURE REQUIREMENTS UNDER
VARIOUS RULES AND FORMS

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TABLE OF CONTENTS
I.	INTRODUCTION.......................................................................................................................................	4
II.	THE TRUST................................................................................................................................................	6
III.	THE ADVISER............................................................................................................................................	7
IV.	THE SUB-ADVISERS................................................................................................................................	9
V.	REQUEST FOR EXEMPTIVE RELIEF.....................................................................................................	12
VI.	LEGAL ANALYSIS AND DISCUSSION................................................................................................	12
VII.	CONDITIONS.............................................................................................................................................	26
VIII.	PROCEDURAL MATTERS......................................................................................................................	29
IX.	CONCLUSION............................................................................................................................................	30
X.	LIST OF ATTACHMENTS AND EXHIBITS........................................................................................	32

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I.	INTRODUCTION
Starboard Investment Trust (the "Trust"), a registered open-end investment company that offers one or more series of shares, and FolioMetrix, LLC (the "Adviser") (collectively, the "Applicants")1 hereby submit this application (the "Application") to the Securities and Exchange Commission (the "Commission") for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the "Board"), including a majority of those who are not "interested persons" of the Series, the Trust or the Adviser as defined in Section 2(a)(19) of the 1940 Act (the "Independent Board Members"), to, without obtaining shareholder approval: (i) select certain non-affiliated investment sub-advisers (each a "Sub-Adviser" and collectively, the "Sub-Advisers") to manage all or a portion of the assets of a Series and enter into investment sub-advisory agreements with the Sub-Advisers (each a "Sub-Advisory Agreement" and collectively, the "Sub-Advisory Agreements"), and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a Sub-Adviser for a Series is an investment sub-adviser for that Series that is not an "affiliated person" (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Series or the Adviser, except to the extent that an affiliation arises solely because the sub-adviser serves as a sub-adviser to one or more Series. 2

1 The term "Adviser" includes (i) the Adviser, and (ii) any entity controlling, controlled by or under common control with the Advisor or its successors.  For the purpose of the requested order, "successor" is limited to an entity resulting from a reorganization into another jurisdiction or a change in the type of business organization.
2 Section 2(a)(3) of the 1940 Act defines "affiliated person" as follows:
"Affiliated person" of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.
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Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting the Series from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22 (c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934 (the "Exchange Act"); and (iii) Sections 6-07(2)(a), (b), and (c) of Regulation S-X.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any future Series and any other existing or future registered open-end management investment company or series thereof that intends to rely on the requested order in the future and that (i) is advised by the Adviser, (ii) uses the multi-manager structure described in this Application, and (iii) complies with the terms and conditions set forth herein (each, a "Subadvised Series"). All registered open-end investment companies that currently intend to rely on the requested order are named as Applicants. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.3

        Applicants are seeking this exemption primarily to enable the Adviser and the Board to obtain for each Subadvised Series the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a "multi-manager" structure.

3 The requested relief will not extend to any sub-adviser, who is an affiliated person, as defined in section 2(a)(3) of the 1940 Act, of the Subadvised Series, the Trust or of the Adviser, other than by reason of serving as a sub-adviser to one or more of the Subadvised Series ("Affiliated Sub-Adviser").
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If the relief sought is granted, the Adviser, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of each Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire a Sub-Adviser, including terminating an existing sub-adviser and replacing it with one or more Sub-Advisers, and (ii) materially amend Sub-Advisory Agreements with Sub-Advisers. Shareholder approval will continue to be required for any other sub-adviser changes and material amendments to an existing Sub-Advisory Agreement with any affiliated sub-adviser (all such changes requiring shareholder approval referred to herein as "Ineligible Sub-Adviser Changes"), except as otherwise permitted by applicable law or by rule.

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the Subadvised Series would benefit from the requested relief by avoiding delays in hiring or replacing Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.	THE TRUST

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of twenty-three separate registered funds, and several additional funds that are in registration.  The Advisor serves as "investment adviser," as defined in Section 2(a)(20) of the 1940 Act, to each Series.  The Trust and the Series are not required to hold annual shareholder meetings.
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Each Series has its own distinct investment objective, policies and restrictions.  A Series may offer, pursuant to Rule 18f-3 under the 1940 Act, one or more classes of shares that are subject to different expenses. As a result, certain Series may issue a class of shares that is subject to a front-end sales load or a contingent deferred sales load. In addition, a Series or any classes thereof may pay fees in accordance with Rule 12b-1 under the 1940 Act.

III.	THE ADVISER
The Adviser is a limited liability company organized under the laws of the State of Oregon.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Adviser serves as the investment adviser to the Series pursuant to an investment advisory agreement with the Trust (the "Investment Management Agreement").  Each Adviser is or will be registered with the Commission as an investment adviser under the Advisers Act.

The Investment Management Agreement has been approved by the Board, including a majority of the Independent Board Members, and by the shareholders of the relevant Series in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of the Investment Management Agreement comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.  Pursuant to the terms of the Investment Management Agreement, the Adviser, subject to the supervision of the Board, provides continuous investment management of the assets of each Series. As the investment adviser to each Series, the Adviser has responsibility for determining the securities and other instruments to be purchased, sold or entered into by each Series and will place orders with brokers or dealers selected by the Adviser. The Adviser also has responsibility for determining what portion of each Series' portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents. The Adviser periodically reviews a Series' investment policies and strategies and based on the need of a particular Series may recommend changes to the investment policies and strategies of the Series for consideration by the Board.
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        The Investment Management Agreement provides that the Adviser may, subject to the approval of the Board,4 including a majority of the Independent Board Members, and the shareholders of the applicable Subadvised Series (if required), delegate portfolio management responsibilities of all or a portion of the assets of a Subadvised Series to one or more Sub-Advisers. In accordance with the Investment Management Agreement, the Adviser  supervises or will supervise each Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws. The Adviser continues to have overall responsibility for the management and investment of the assets of each Subadvised Series, and the Adviser's responsibilities include, for example, recommending the removal or replacement of Sub-Advisers, and determining the portion of that Subadvised Series' assets to be managed by any given Sub-Adviser and reallocating those assets as necessary from time to time. If the Adviser determines to delegate portfolio management responsibilities to one or more Sub-Advisers, the Adviser will evaluate, select and recommend Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Series, oversee, monitor and review the Sub-Advisers and their performance and their compliance with the Subadvised Series' investment policies and restrictions. If the name of any Subadvised Series contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Subadvised Series, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

4 The term "Board" also includes the board of trustees or directors of a future Subadvised Series.
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For its services to each Series under the Investment Management Agreement, the Adviser receives an investment management fee from that Series. A Sub-Adviser receives or will receive an investment management fee from the Adviser. The fee paid to a Sub-Adviser is or will be the result of negotiations between the Adviser and the Sub-Adviser and has been or will be approved by the Board, including a majority of the Independent Board Members.

IV.	THE SUB-ADVISERS
Pursuant to the authority under the Investment Management Agreement, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of the Subadvised Series.

The Sub-Advisers are or will be "investment advisers" to the Subadvised Series within the meaning of section 2(a)(20) of the 1940 Act and will provide investment management services to the Subadvised Series subject to, without limitation, the requirements of sections 15(c) and 36(b) of the 1940 Act. In addition, the Sub-Advisers are or will be registered with the Commission as investment advisers under the Advisers Act or exempt from such registration. The Adviser has selected or will select Sub-Advisers based on the Adviser's evaluation of the Sub-Advisers' skills in managing assets pursuant to particular investment styles, and has recommended or will recommend their hiring to the Board. The Adviser may employ multiple Sub-Advisers for one or more of the Subadvised Series. In those instances, the Adviser would allocate and, as appropriate, reallocate a Subadvised Series' assets among the Sub-Advisers and the Sub-Advisers would have management oversight of that portion of the Subadvised Series allocated to each of them.
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The Adviser engages and will engage in an on-going analysis of the continued advisability of retaining a Sub-Adviser and will make recommendations to the Board as needed. The Adviser has also negotiated or will also negotiate and renegotiate the terms of the Sub-Advisory Agreements with the Sub-Advisers, including the fees paid to the Sub-Advisers, and will make recommendations to the Board as needed.

The Sub-Advisers, subject to the supervision of the Adviser and oversight of the Board, determine or will determine the securities and other investments to be purchased, sold or entered into by a Subadvised Series' portfolio or a portion thereof, and place or will place orders with brokers or dealers that they select. The Sub-Advisers keep or will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series, and assist or will assist the Adviser to maintain the Subadvised Series' compliance with the relevant requirements of the 1940 Act. The Sub-Advisers monitor or will monitor the respective Subadvised Series' investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers also make or will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Subadvised Series.

Any Sub-Advisory Agreements in effect at the time the Subadvised Series commence their public offerings of securities have been or will have been approved by the Board, including a majority of the Independent Board Members, and the initial shareholder of the applicable Subadvised Series in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder. The terms of each Sub-Advisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement sets forth or will set forth the duties of the Sub-Advisers and precisely describes or will precisely describe the compensation that the Sub-Adviser will receive for providing services to the relevant Subadvised Series, and provides or will provide that (1) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act, (2) it may be terminated at any time, without the payment of any penalty, by the Adviser, the Board or by the shareholders of the applicable Subadvised Series on not more than sixty days' written notice to the Sub-Adviser, and (3) it will terminate automatically in the event of its "assignment," as defined in Section 2(a)(4) of the 1940 Act. To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.
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The terms of the Sub-Advisory Agreements will also be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act. Each year, the Board will dedicate substantial time to review contract matters, including matters relating to Investment Management Agreements and Sub-Advisory Agreements. The Board will review comprehensive materials received from the Adviser, the Sub-Advisers, independent third parties and independent counsel. The Board will consist of a majority Independent Board Members. The Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

The Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. A Subadvised Series will disclose in its statutory prospectus that a discussion regarding the basis for the Board's approval and renewal of the Investment Management Agreement and any applicable Sub-Advisory Agreements is available in the Subadvised Series' annual or semi-annual report to shareholders for the relevant period in accordance with Item 10(a)(1)(iii) of Form N- 1A. The information provided to the Board will be maintained as part of the records of the respective Subadvised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.
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Pursuant to the Sub-Advisory Agreements, the Adviser has agreed or will agree to pay the Sub-Advisers a fee out of the fee paid to the Adviser under the Investment Management Agreement. Each Sub-Adviser bears or will bear its own expenses of providing investment management services to the relevant Subadvised Series. Neither the Trust nor any Subadvised Series will be responsible for paying sub-advisory fees to any Sub-Adviser.

V.	REQUEST FOR EXEMPTIVE RELIEF
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

VI.	LEGAL ANALYSIS AND DISCUSSION
a.	Shareholder Vote
i.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company "except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company." Rule 18f-2(a) under the 1940 Act states that any "matter required to be submitted . . . to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each
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class or series of stock affected by such matter." Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act "shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter."

Section 2(a)(20) of the 1940 Act defines an "investment adviser" as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisors are deemed to be within the definition of an "investment adviser" and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub- Advisers to manage the assets of a Subadvised Series. These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.
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The Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the Board on not more than 60 days' notice.5  In addition, the Sub-Advisory Agreements are required to terminate automatically and immediately upon their "assignment," which could occur upon a change in control of the Sub-Advisers.6

ii.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers to manage all or a portion of the assets of a Subadvised Series and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder. The Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate the Subadvised Series, or may operate the Subadvised Series, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.	Operations of the Trust

Section 15(a) was designed to protect the interest and expectations of a registered investment company's shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.7 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.8 The relief sought in this Application is consistent with this public policy.

5 See Section 15(a)(3) of the 1940 Act.
6 See Section 15(a)(4) of the 1940 Act.  Section 2(a)(4) of the 1940 Act defines assignment as any direct or indirect transfer or hypothecation of a contract.
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In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively for multi-manager funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

        Primary responsibility for management of a Subadvised Series' assets, including the selection and supervision of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisers in the Adviser in light of the management structure of the Subadvised Series, as well as the shareholders' expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and supervise the Sub-Advisers.

7 See Section 1(b)(6) of the 1940 Act.
8 Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).
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From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Series' investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series. Shareholders expect the Adviser, subject to review and approval of the Board, to select the Sub-Advisers who are in the best position to achieve the Subadvised Series' investment objective. Shareholders also rely on the Adviser for the overall management of a Subadvised Series and the Subadvised Series' total investment performance.

In evaluating the services that a Sub-Adviser will provide to a Subadvised Series, the Adviser will consider certain information, including, but not limited to, the following:

(1)
the advisory services provided by the Sub-Adviser, including the Sub-Adviser's investment management philosophy and technique and the Sub-Adviser's methods to ensure compliance with the investment objectives, policies and restrictions of the Subadvised Series;

(2)
a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Subadvised Series, and the ability of the Sub-Adviser to attract and retain capable personnel;

(3)	reports setting forth the financial condition and stability of the Sub-Adviser; and
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(4)
reports setting forth the Sub-Adviser's investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices, private label and other accounts managed by the Sub-Adviser and having similar investment objectives, and other pooled funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-Adviser's current Form ADV, if applicable; (ii) conduct a due diligence review of the Sub-Adviser; and (iii) together with the Board, conduct an interview with representatives of the Sub-Adviser.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser's compensation with respect to each Subadvised Series for which the Sub-Adviser will provide portfolio management services. Although only the Adviser's fee is payable directly by a Subadvised Series, and the Sub-Adviser's fee is payable by the Adviser, the Sub- Adviser's fee directly bears on the amount and reasonableness of the Adviser's fee payable by a Subadvised Series. Accordingly, the Adviser and the Board analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board consider certain information, including, but not limited to, the following:

(1)	a description of the proposed method of computing the fees and possible alternative fee arrangements;
(2)
comparisons of the proposed fees to be paid by each applicable Subadvised Series with fees charged by the Sub-Adviser for managing comparable accounts and comparisons of proposed investment management fees to be paid by each applicable Subadvised Series with fees charged by other organizations for managing other mutual funds, especially pooled funds and accounts having similar investment objectives; and

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(3)	data with respect to the projected expense ratios of each applicable Subadvised Series and comparisons with other mutual funds of comparable size.
2.	Benefits to Shareholders

Unless the relief requested is granted, when new Sub-Advisers are retained by the Adviser on behalf of a Subadvised Series, the shareholders of the Subadvised Series may be required to approve the Sub-Advisory Agreements. Similarly, if Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series may be required. Moreover, if Sub-Advisory Agreements were "assigned" as a result of a change in control of the Sub-Advisers, the shareholders of the affected Subadvised Series may be required to approve retaining the existing Sub-Adviser. In all these instances, the need for shareholder approval would require the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitate the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub- Adviser, potentially harmful to the Subadvised Series and its shareholders.
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As noted above, shareholders investing in a Subadvised Series that has Sub-Advisers are hiring the Adviser to manage the Subadvised Series' assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of the Subadvised Series are paying the Adviser - the selection, supervision and evaluation of the Sub-Advisers - without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series' shareholders and will allow such Subadvised Series to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Adviser believe that a change would benefit a Subadvised Series and its shareholders. Moreover, without the requested relief, if a Sub-Advisory Agreement were "assigned" as a result of a change in control of the Sub-Adviser, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Sub-Adviser.

If the relief requested is granted, the Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act. Moreover, the Board will consider the Investment Management Agreement and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Adviser to each Sub- Adviser.

3.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers. If new Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series' prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the "Securities Act").
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If new Sub-Advisers are hired, the Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures ("Modified Notice and Access Procedures"): (a) within 90 days after a new Sub- Adviser is hired for any Subadvised Series, that Subadvised Series will send its shareholders either a Multi-manager Notice or a Multi-manager Notice and Multi-manager Information Statement;9 and (b) the Subadvised Series will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Multi- manager Notice (or Multi-manager Notice and Multi-manager Information Statement) is first sent to shareholders, and will maintain it on that website for at least 90 days. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

        Prior to any Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein. Additionally, the shareholders of the applicable Subadvised Series will approve its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act. In the case of any new Subadvised Series that has not yet offered its shares, and all of whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

9 A "Multi-manager Notice" will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub- Adviser; (b) inform shareholders that the Multi-manager Information Statement is available on a website; (c) provide the website address; (d) state the time period during which the Multi-manager Information Statement will remain available on that website; (e) provide instructions for accessing and printing the Multi-manager Information Statement; and (f) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting the Subadvised Series.
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A "Multi-manager Information Statement" will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

b.	Fee Disclosure
i.	Regulatory Background
Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires a registered investment company to disclose in its statement of additional information the method of computing the "advisory fee payable" by the investment company, including the total dollar amounts that the investment company "paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years."

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company's proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, "including the rate of compensation of the investment adviser." Item 22(c)(1)(iii) requires a description of the "aggregate amount of the investment adviser's fees and the amount and purpose of any other material payments" by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of "the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment
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advisory contract, the material differences between the current and proposed contract." Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser's fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percent of the amount in (i). Together, these provisions may require a Subadvised Series to disclose the fees paid to Sub-Advisers in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions may be deemed to require the Subadvised Series' financial statements to include information concerning fees paid to the Sub-Advisers. An exemption is requested to permit the Subadvised Series to include only the Aggregate Fee Disclosure (as defined below). All other items required by Section 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.
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ii.	Requested Relief

Applicants seek relief to permit each Subadvised Series to disclose (as a dollar amount and a percentage of a Subadvised Series' net assets) (a) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers, and (b) the aggregate fees paid to Sub-Advisers (collectively, the "Aggregate Fee Disclosure") in lieu of disclosing the fees that may be required by Item 19(a)(3) of Form N-1A, Items 22(c) (1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. For a Subadvised Series that employs an Affiliated Sub-Adviser, the Subadvised Series will provide separate disclosure of any fees paid to each such Affiliated Sub-Adviser. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of the Subadvised Series' net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Subadvised Series under a multi-manager structure and no Subadvised Series would be responsible for the payment of advisory fees to the Sub-Advisers. As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser may operate Subadvised Series in a manner different from a traditional investment company. By investing in a Subadvised Series, shareholders are hiring the Adviser to manage the Subadvised Series' assets by overseeing, evaluating, monitoring and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the supervision of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Subadvised Series. Pursuant to the  Investment Management Agreement, the Adviser will compensate the Sub-Advisers directly.
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Disclosure of the  individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Subadvised Series and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the advisory fee paid to the Adviser will be fully disclosed and therefore, shareholders will know what the Subadvised Series' fees and expenses are and will be able to compare the advisory fees a Subadvised Series is charged to those of other investment companies.

        Indeed, in a more conventional arrangement, requiring the Subadvised Series to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Subadvised Series, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser's expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers' selection and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Subadvised Series to be informed of the individual Sub-Adviser's fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser's portfolio managers' salaries.10

10 The relief would be consistent with the Commission's disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its "portfolio managers." Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure and method used to determine the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Subadvised Series, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser
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The requested relief would benefit shareholders of the Subadvised Series because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. The Adviser's ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub- Advisers' fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser is unlikely to decrease its advisory fee below that amount. The relief will also encourage Sub-Advisers to negotiate lower sub-advisory fees with the Adviser if the lower fees are not required to be made public.

c.	Precedent
Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for Sub-Advisers, as well as relief from the disclosure requirements of the rules and forms discussed herein, have been granted previously by the Commission. See, e.g., Munder Series Trust, et al., Investment Company Act Rel. Nos. 30441 (March 29, 2013) (notice) and 30493 (April 24, 2013) (order); Blackstone Alternative Investment Funds, et al., Investment Company Act Rel. Nos. 30416 (March 7, 2013) (notice) and 30444 (April 2, 2013) (order); Cash Account Trust, et al., Investment Company Act Release Nos. 30151 (July 25, 2012) (notice) and 30172 (August 20, 2012) (order).

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VII.	CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions11:

1.
Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application will be approved by a majority of the Subadvised Series' outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the sole initial shareholder before offering the Subadvised Series' shares to the public.

2.
The prospectus for each Subadvised Series will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application. Each prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination and replacement.

3.
The Adviser will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series' assets. Subject to review and approval of the Board, the Adviser will (a) set a Subadvised Series' overall investment strategies, (b) evaluate, select, and recommend Sub-Advisers to manage all or a portion of a Subadvised Series' assets, and (c) implement procedures reasonably designed to ensure that Sub-Advisers comply with a Subadvised Series' investment objective, policies and restrictions. Subject to review by the Board, the Adviser will (a) when appropriate, allocate and reallocate a Subadvised Series' assets among multiple Sub-Advisers; and (b) monitor and evaluate the performance of Sub-Advisers.

11 Applicants will only comply with conditions 7, 8, 9 and 12 if they rely on the relief that would allow them to provide Aggregate Fee Disclosure.
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4.
A Subadvised Series will not make any Ineligible Sub-Adviser Changes without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Series.

5.	Subadvised Series will inform shareholders of the hiring of a new Sub-Adviser within 90 days after the hiring of the new Sub-Adviser pursuant to the Modified Notice and Access Procedures.
6.
At all times, at least a majority of the Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.
Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then- existing Independent Board Members.

8.
The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Series basis. The information will reflect the impact on profitability of the hiring or termination of any sub-adviser during the applicable quarter.

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9.	Whenever a sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.
10.
Whenever a sub-adviser change is proposed for a Subadvised Series with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders, and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.

11.
No trustee or officer of the Trust or a Subadvised Series, or partner, director, manager or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-Adviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by, or is under common control with a Sub-Adviser.

12.	Each Subadvised Series will disclose the Aggregate Fee Disclosure in its registration statement.
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13.
Any new Sub-Advisory Agreement or any amendment to a Subadvised Series' existing Investment Management Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Subadvised Series will be submitted to the Subadvised Series' shareholders for approval.

14.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII.	PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application. The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

FOLIOMETRIX, LLC
821 Pacific Street
Omaha, NE 68108

and

STARBOARD INVESTMENT TRUST
116 South Franklin Street
Rocky Mount, NC 27804
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Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:
Terrence Davis, Esq.
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
920 Massachusetts Avenue, NW
Suite 900
Washington, DC 20001

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX.	CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

(Signature page follows)

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Applicants have caused this Application to be duly signed on their behalf.

STARBOARD INVESTMENT TRUST,
on behalf of its series:
Rx Dividend Income Fund,
Rx Dynamic Growth Fund,
Rx Dynamic Total Return Fund,
Rx Fundamental Growth Fund,
Rx Tactical Rotation Fund,
Rx High Income Fund,
Rx Non Traditional Fund,
Rx Premier Managers Fund,
Rx Traditional Equity Fund,
Rx Traditional Fixed Income Fund, and
Rx Tax Advantaged Fund

By:                         /s/ D. Jerome Murphey
Name:                  D. Jerome Murphey
Title:                     President

FOLIOMETRIX, LLC

By:                          /s/ D. Jerome Murphey
Name:                  D. Jerome Murphey
Title:                     President
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X.	LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)                                                                                                                                                                             A-1 through A-2
Verifications of Signatures Required Pursuant to Rule 0-2(d)                                                                                                                                              B-1 through B-2
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EXHIBIT A-1
Authorization for Starboard Investment Trust
Secretary's Certificate

I, Katherine M. Honey, Secretary of Starboard Investment Trust, a Delaware statutory trust (the "Trust"), do hereby certify that:
(1)            I am the Secretary of the Trust;
(2)	that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust on January 31, 2013; and
(3)            that said resolutions remain in full force and effect on the date hereof.
RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Trust, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as Amended, and Rule 18f-2 thereunder; and
FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Trust any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.
FURTHER RESOLVED, that the Board of Trustees hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.
I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is the genuine signature of D. Jerome Murphey, the duly elected and qualified president of the following series of the Trust:
Rx Dividend Income Fund	Rx Dynamic Growth Fund
Rx Dynamic Total Return Fund	Rx Fundamental Growth Fund
Rx Tactical Rotation Fund	Rx High Income Fund
Rx Non Traditional Fund	Rx Premier Managers Fund
Rx Traditional Equity Fund	Rx Traditional Fixed Income Fund
Rx Tax Advantaged Fund

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IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of November, 2014.

/s/ Katherine M. Honey
Katherine M. Honey
Secretary,
Starboard Investment Trust
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EXHIBIT A-2
Authorization for FolioMetrix, LLC
President's Certificate

I, D. Jerome Murphey, President of FolioMetrix, LLC, an Oregon limited liability company (the "Adviser"), do hereby certify that:
(1)	I am the President of the Adviser;
(2)	that the following is a true and complete copy of the resolutions duly adopted by the Board of Managers of the Adviser on February 10, 2010; and
(3)	that said resolutions remain in full force and effect on the date hereof.
RESOLVED, that the officers of the Adviser be, and each hereby is, authorized to prepare, execute and submit, on behalf of the Adviser, an exemptive application to the SEC for an order pursuant to Section 6(c) of the 1940 Act, and any amendment or supplements thereto, that may be necessary or appropriate, granting an exemption from Section 15(a) of the Investment Company Act of 1940, as Amended, and Rule 18f-2 thereunder; and
FURTHER RESOLVED, that the officers be, and each hereby is, authorized and directed to take such actions, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Adviser any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, in consultation with counsel, his or her authority to be conclusively evidenced by the taking of any such actions.
FURTHER RESOLVED, that the Board of Managers hereby ratify and confirm and agree to ratify and confirm all acts done by the said officers in exercising the powers hereby conferred.
I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is my genuine signature, the duly elected and qualified Managing Partner of the Adviser.
IN WITNESS WHEREOF, I have hereunto set my hand this 26th day of November, 2014.

/s/ D. Jerome Murphey
D. Jerome Murphey
President
FolioMetrix, LLC
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EXHIBIT B-1
Verification for Starboard Investment Trust
State of Nebraska                                        :
County of Douglas                                    :            ss

The undersigned, being duly sworn, states that he has duly executed the attached Third Amended and Restated Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, ("1940 Act"), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of the following series of Starboard Investment Trust (collectively, the "Rx Funds"):
Rx Dividend Income Fund	Rx Dynamic Growth Fund
Rx Dynamic Total Return Fund	Rx Fundamental Growth Fund
Rx Tactical Rotation Fund	Rx High Income Fund
Rx Non Traditional Fund	Rx Premier Managers Fund
Rx Traditional Equity Fund	Rx Traditional Fixed Income Fund
Rx Tax Advantaged Fund
The undersigned further states that he is the President of the Rx Funds and that all actions of the Board of Trustees of the Starboard Investment Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

STARBOARD INVESTMENT TRUST,
on behalf of its series:
Rx Dividend Income Fund,
Rx Dynamic Growth Fund,
Rx Dynamic Total Return Fund,
Rx Fundamental Growth Fund,
Rx Tactical Rotation Fund,
Rx High Income Fund,
Rx Non Traditional Fund,
Rx Premier Managers Fund,
Rx Traditional Equity Fund,
Rx Traditional Fixed Income Fund, and
Rx Tax Advantaged Fund

By:                          /s/ D. Jerome Murphey
Name:                  D. Jerome Murphey
Title:                     President
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Subscribed and sworn to before me, a Notary Public on this the 26th day of November, 2014.

/s/ Marcia Reyes
Notary Public
My Commission expires: 6/19/16

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EXHIBIT B-2
Verification for FolioMetrix, LLC
State of Nebraska                                        :
County of Douglas                                    : ss

The undersigned, being duly sworn, states that he has duly executed the attached Third Amended and Restated Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, ("1940 Act"), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, for and on behalf of FolioMetrix, LLC (the "Adviser"), that he is the President of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:                          /s/ D. Jerome Murphey
Name:                  D. Jerome Murphey
Title:                     President
        FolioMetrix, LLC

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